ASX MEDIA RELEASE **26 SEPTEMBER 2002**

US PATENT ISSUED TO NOVOGEN COVERING SKIN REPAIR COMPOUND NV-07α

The United States patent office has granted a patent to Novogen for its topical skin repair compound, NV-07α, covering protection of the skin from sun-induced immunosuppression and UV-induced damage.

NV-07α has been developed to repair the skin after damage caused by prolonged exposure to sunlight. This damage can continue for some time after initial sun exposure.

Changes in the skin due to prolonged exposure to sunlight can lead to structural damage resulting in wrinkling and photo-aging. These changes can also cause pronounced suppression of the normal skin immune activity and at the same time damage to the DNA of skin cells.

Together, these effects predispose to the development of skin cancers.

NV-07α has been shown to restore immune function and inhibit the DNA changes which may occur, even when used after sun exposure.

Professor Alan Husband, Novogen's Research Director, said while sun block creams had been the mainstay of skin protection from acute effects of sun exposure, they had not reduced the incidence of certain types of skin cancer.

"We have demonstrated in human studies and previously in animals that topical application of NV-07α after sun exposure can prevent these deleterious changes in the skin and this is a technology which will revolutionize skin care formulations," Professor Husband said.

Novogen recently announced results from two human clinical trials in which immunosuppression and ongoing DNA damage were both ameliorated in the skin of human subjects who had been administered a topical skin cream containing NV-07α after sun exposure.

Mr Christopher Naughton, Novogen's Managing Director, said the US patent acknowledged the novelty of this approach and the validity of the scientific principles on which it was based.

"It confirms the success of our aggressive intellectual property and patenting strategy where we have sought worldwide patent protection for this and other phenolic drug technologies", he said.

"We will continue to build our patent position as new compounds and new scientific evidence emerge from our R&D program.

"The patent also confirms Novogen's exclusive position in after sun skin care technologies, and this underpins the immense opportunity which we now have in commercialising NV-07α," he said.

Novogen coordinates and manages its international research and development programs utilising the expertise and clinical research capabilities of universities and hospitals both in Australia and in key international locations.

Novogen's pharmaceutical drug discovery and development portfolio includes the anti-cancer drug phenoxodiol, and the NV-04 cardiovascular drug program, both undergoing human clinical trials.

Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Company's Securities and Exchange Commission filings under "Risk Factors", including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties; future capital needs; and risks relating to the commercialisation, if any, of the Company's proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

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ISSUED FOR	**:**	**NOVOGEN LIMITED**
LISTINGS	**:**	**ASX (CODE NRT), NASDAQ (CODE NVGN)**
FOR FURTHER INFORMATION	**:**	**PROFESSOR ALAN HUSBAND, RESEARCH DIRECTOR** **MR CHRISTOPHER NAUGHTON, MANAGING DIRECTOR** **NOVOGEN LIMITED TEL (02) 9878 0088 http://www.novogen.com**
ISSUED BY	:	WESTBROOK COMMUNICATIONS, CONTACT: IAN WESTBROOK TEL (02) 9231 0922, 0407 958 137